iParty Corp.
270 Bridge Street, Suite 301
Dedham, MA 02026

May 15, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:           iParty Corp. (the “Registrant”)
Application for Withdrawal of
Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (333-167823) filed on May 9, 2013
Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (333-159839) filed on May 9, 2013
Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (333-104127) filed on May 9, 2013
Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (333-30280)   filed on May 9, 2013

Ladies and Gentleman,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the Securities and Exchange Commission (the “Commission”) withdraw the Registrant’s Post-Effective Amendment No. 1 for  Registration Statement on Form S-8 (333-167823), Post-Effective Amendment No. 1 for  Registration Statement on Form S-8 (333-159839), Post-Effective Amendment No. 1 for  Registration Statement on Form S-8 (333-104127) and Post-Effective Amendment No. 1 for  Registration Statement on Form S-8 (333-30280), each filed with the Commission on May 9, 2013 (collectively, the “Post-Effective Amendments”), as of the date hereof.  The Registrant is requesting withdrawal of the May 9, 2013 Post-Effective Amendments because of a filing error relating to the EDGAR Coding.  These Post-Effective Amendments were incorrectly coded and filed with the EDGAR code “POS AM” on May 9, 2013 whereas the Registrant intended the Post-Effective Amendments to be filed with the Commission with the code “S-8 POS.”    No securities were sold under any of the Post Effective Amendments.

The Registrant has subsequently filed the post-effective amendments to the above referenced registration statements under the correct EDGAR code on May 14, 2013, which filings are not a part of this request.

If you have any questions with respect to this matter, please contact me at 781-329-3952.  Thank you for your assistance in this mater.

Regards,

iParty Corp.

By:/s/ Sal Perisano
Name: Sal Perisano
Title:   Chief Executive Officer